Mail Stop 3561
      January 5, 2006

John W. McReynolds
General Partner
Energy Transfer Equity, L.P.
2828 Woodside Street
Dallas, Texas 75204

      Re:	Energy Transfer Equity, L.P.
		Amendment No. 2 to Registration Statement on Form S-1
      Filed December 20, 2005
		File No. 333-128097

Dear Mr. McReynolds:

	We have reviewed your amended filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments. Feel free to call us at the telephone numbers listed at the end of this letter.

Our Cash Distribution Policy and Restrictions on Distributions,
page
46

Estimated Cash Available to Pay Distributions Based Upon Estimated Consolidated..., page 58
1. Please revise the sixth bullet point on page 60 to reflect the increased estimate of growth capital expenditures reflected in the table on page 58.

Unaudited Pro Forma Condensed Consolidated Financial Statements, page
F-2

Unaudited Pro Forma Condensed Consolidated Balance Sheet, page F-4
2. On page 76 you disclose that a partnership controlled by Mr. McReynolds will receive 2,521,570 Class B units upon the closing of the offering. Please tell us why you do not reflect a pro forma adjustment to retained earnings to reflect the $50.4 million charge to be incurred with respect to this transaction upon completion of the offering. Please note that pro forma balance sheet adjustments must include events that are directly attributable to the transaction and factually supportable even if the events do not have a continuing impact. Please advise or revise, as applicable.

Unaudited Pro Forma Condensed Consolidated Statement of
Operations,
page F-6
3. Since the issuance of 2,521,570 Class B units upon completion of the offering appears to be a material nonrecurring charge to be recognized in earnings following completion of the offering it does not appear appropriate under Article 11 of Regulation S-X to include an adjustment for the issuance of Class B units in your unaudited pro forma condensed consolidated statement of operations. Please remove the pro forma adjustment of $50,431,000 and disclose in a note to the pro forma financial statements that the $50,431,000 expense associated with the issuance of Class B units was excluded. Please revise.
Consolidated Statements of Operations, page F-13
4. Please disclose your cost of products sold related to your propane revenues separately from your cost of products sold. Since propane revenues are greater than ten percent of total revenues these amounts are required to be presented separately. Refer to Rule 5-03 of Regulation S-X.

Notes to Consolidated Financial Statements

Note 2.  Presentation of Financial Information, page F-24
5. Please explain why you presented this pro forma information for the years ended August 31, 2004 and 2003. If such information is not required by promulgated GAAP or Regulation S-X, it may not be safe harbored under Item 10(e)(5) of Regulation S-K and, if presented, would appear to be a non-GAAP performance measure. If this information is considered a non-GAAP measure then Item 10(e)(i)(2)(C)
of Regulation S-K would prohibit the presentation of this information in your footnotes. Please revise or advise.

Note 15. Reportable Segments, page F-64
6. Please revise the paragraph preceding the tabular disclosure of segment amounts on page F-66 to indicate that the amounts disclosed in the table are "audited" since amounts in the table represent disclosures required by paragraphs 25-28 of SFAS 131. We assume that the volume data could be labeled "unaudited."


* * * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	You may contact Anthony Watson, Staff Accountant, at (202)
551-
3318, or George Ohsiek, Accounting Branch Chief, at (202) 551-3843 if you have questions regarding comments on the financial statements and related matters. Please contact Pradip Bhaumik, Attorney-Advisor, at
(202) 551-3333, Ellie Quarles, Special Counsel, at (202) 551-3238,
or
me at (202) 551-3720 with any other questions.

      Sincerely,



      H. Christopher Owings
      Assistant Director

cc:	Thomas P. Mason, Esq.
	Vinson & Elkins L.L.P.
	Fax:  (713) 615-5320
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John W. McReynolds
Energy Transfer Equity, L.P.
January 5, 2006
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